UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: June 30, 2021

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

Strathvale House, 90 N Church Street

P.O. Box 309, Grand Cayman,

KY1-1104 Cayman Islands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Eighth Supplemental Indenture

In June, Navios Maritime Holdings Inc. (the “Company”) entered into a supplemental indenture (the “Eighth Supplemental Indenture”) to amend the terms of the indenture governing its 11.25% senior secured notes due 2022 (“2022 Senior Secured Notes”) following its receipt of consents from bondholders representing a majority in aggregate principal amount (the “Consenting Noteholders”) of the 2022 Senior Secured Notes. No consent fee was paid by the Company to the Consenting Noteholders in connection with the consents obtained to the Eighth Supplemental Indenture.

The Eighth Supplemental Indenture eliminates the Company’s obligation to make a springing maturity offer for the 2022 Senior Secured Notes upon the pro rata redemption, at par, of $100.0 million in aggregate principal amount of the 2022 Senior Secured Notes (the “Redemption”). The Redemption will be funded through (i) the sale of a vessel currently pledged as collateral in respect of the 2022 Senior Secured Notes and (ii) the borrowing of approximately $75.0 million from Navios Shipmanagement Holdings Corporation (the “Navios Shipmanagement Holdings Corporation Loan Facility”).

The Eighth Supplemental Indenture also (i) clarifies that all past dividends paid in respect of equity pledged as collateral for the 2022 Senior Secured Notes and any future dividends paid in respect of equity pledged as collateral (other than equity of Navios South American Logistics Inc. (“Navios Logistics”)) can be used by the Company for general corporate purposes, absent a Default or Event of Default; (ii) provides that future dividends paid in respect of equity of Navios Logistics pledged as collateral for the 2022 Senior Secured Notes may be used only to redeem or repurchase 2022 Senior Secured Notes; (iii) states that the Company may, subject to the occurrence of the Redemption, agree to the cancellation of amounts it owes to Grimaud Ventures S.A. (“Grimaud”) under that certain loan agreement dated as of April 25, 2019 (as amended) (the “Grimaud Loan”) in lieu of the receipt of pro rata cash dividends from Navios Logistics (the “Cancellation”); (iv) permits the lender under the Navios Shipmanagement Holdings Corporation Loan Facility to take a second lien on the pledged share collateral (which pledged share collateral secures the 2022 Senior Secured Notes on a first lien basis); and (v) provides that the 2022 Senior Secured Notes will be provided with a first lien security interest in the 7.375% Ship Mortgage Notes that secure the Grimaud Loan as of the date of the Eighth Supplemental Indenture no later than fifteen calendar days following the Cancellation.

Navios Shipmanagement Holdings Corporation Loan Facility

On June 29, 2021, the Company entered into a secured loan agreement with Navios Shipmanagement Holdings Corporation (the “Lender”), pursuant to which the Lender agrees to make available to the Company a loan facility of up to an aggregate of $115.0 million in two advances for the purpose of (i) refinancing certain existing indebtedness under the loan agreement dated June 3, 2020 between the Company and the Lender, (ii) redeeming certain of the 2022 Senior Secured Notes and for (iii) general corporate purposes.

Sale of the Navios Azimuth, the Navios Ray and the Navios Bonavis

On June 29, 2021, the Company entered into share purchase agreements for sale of the Navios Azimuth, the Navios Ray and the Navios Bonavis to Navios Maritime Partners L.P. for an aggregate purchase price of approximately $88.0 million. The vessels are expected to be delivered by July 2021. The acquisition of these vessels was approved by a special committee of disinterested directors of the Company.

Supplemental Grimaud Loan Agreement

On June 30, 2021, the Company entered into a supplemental agreement to the Grimaud Loan (the “Supplemental Grimaud Loan Agreement”) with Grimaud, whereby the Company and Grimaud agreed to amend the Grimaud Loan so that the Grimaud Loan may be repaid or prepaid in full by the issuance of shares of common stock of the Company (the “Shares”) to Grimaud. The effectiveness of the Supplemental Grimaud Loan Agreement is subject to, and contingent upon, prepayment of the Grimaud Loan in the amount of $7.5 million in cash and the effectiveness of a registration statement registering the resale of the Shares, among other conditions.

The information contained in this Report shall not be incorporated by reference into any previous or future registration statement filed under the Securities Act of 1933, as amended (the “Securities Act”), unless specifically identified therein as being incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou

Chief Executive Officer

Date: June 30, 2021

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Eighth Supplemental Indenture, dated as of June 29, 2021, among Navios Maritime Holdings Inc., Navios Maritime Finance II (US) Inc., each of the Guarantors thereto and Wilmington Trust, National Association.

99.2	Navios Shipmanagement Holdings Corporation Loan Facility, dated as of June 29, 2021, between Navios Maritime Holdings Inc. and Navios Shipmanagement Holdings Corporation.

99.3	Supplemental Grimaud Loan Amendment, dated as of June 30, 2021, between Navios Maritime Holdings Inc. and Grimaud Ventures S.A.